FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES THE PLACEMENT OF COMMERCIAL PAPER BY VIVEICA

Mexico City, April 3, 2008 – Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) announced today that its housing development subsidiary ViveICA made its first issuance of commercial paper on April 2. The general obligation certificados bursatiles de corto plazo were issued under a Ps. 500 million, 360-day program. ViveICA was recently awarded an F3 (mex) rating from Fitch Ratings for short-term debt in pesos.

ViveICA will use the proceeds to repay higher cost short-term debt and for working capital.

Ps. 500 million in 168-day paper was placed, and priced to yield 93 bp over 28-day TIIE, with an initial yield of 8.88%.

Diego Quintana, the Director General of ViveICA, noted, “This placement marks the debut of ViveICA in the commercial paper market, and improves the efficiency of our financing. In addition, these kinds of instruments aid us in meeting our long term business goals by providing flexibility, liquidity, and access to institutional investors.”

ViveICA is a wholly owned subsidiary of Empresas ICA and operates in ten cities in Mexico, developing entry-level, economic, middle income, and residential housing. In 2007, ViveICA built and sold 7,786 housing units.

____________________________________________________________

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2008

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer